SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[November 19, 2002]

Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
METSO SUPPLIES BOARD MAKING LINE TO DONGGUAN JIAN HUI, CHINA

SIGNATURES

Date November 19, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:
Sakari Tamminen Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO SUPPLIES BOARD MAKING LINE TO DONGGUAN JIAN HUI, CHINA

(Helsinki, Finland, November 19, 2002) – Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper, together with its Chinese joint venture company Valmet-Xian, will supply a machine for the production of coated White Lined Chipboard (WLC) to Dongguan Jian Hui Paper Company Ltd. of China. The machine will start up in the southern province of Guangdong in April 2004. The total value of the order is approx. EUR 35 million.

The delivery will consist of a four-layer, on-machine board making line. The board machine has a wire width of 4.95 m and a design speed of 700 m/min.

The customer, Dongguan Jian Hui, is owned by three companies, Jianhua Paper Co. Dongguan City; Kin Fai International Industries Ltd. of Hong Kong and Sun Paper of China. Prior to this new agreement, the same customers have ordered a total of four machines from Valmet-Xian: two 4.95 m-wide fluting machines currently being delivered to Jianhua Paper, and two WLC machines for Sun Paper in Shandong, northeastern China.

In 2001 Sun Paper started up a Valmet-Xian WLC machine. The company has also earlier this year placed a repeat order for a production line with a similar machine for the manufacture of art board and liquid packaging board. The line will come on stream in autumn 2003.

Dongguan Jian Hui Paper Co. Ltd. specializes in packaging boards, this order being their first investment in coated grade production. Sun Paper is one of China’s leading producers of WLC and the country’s fifth largest board manufacturer.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Matti Aario, Vice President, Business Development, Asia, Metso Paper
tel. +358 40 519 8799

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation,
tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.